                                ANNUAL REPORT

                                  THE STRONG

                           GROWTH AND INCOME FUNDS



                       [PHOTO OF ANONYMOUS MAN AND BOY]


                       THE STRONG ASSET ALLOCATION FUND

                      THE STRONG AMERICAN UTILITIES FUND

                         THE STRONG TOTAL RETURN FUND







                                [STRONG LOGO]

                              DECEMBER 31, 1994

                            SHAREHOLDER PRIVILEGES*

                               TELEPHONE PURCHASE
Make additional investments from $50 to $25,000 into any Strong Fund by calling us toll-free at 1-800-368-3863.

                               TELEPHONE EXCHANGE
If your financial goals change, you can exchange between any of the Strong Funds free of charge.

                              TELEPHONE REDEMPTION
You can call toll-free to redeem your mutual fund shares at any time. Your shares will be redeemed no later than the close of the next business day.

                           AUTOMATIC INVESTMENT PLAN
This plan allows you to set up regular transfers from your bank checking or NOW account to your Strong Funds account. The minimum amount per transfer is $50.

                          PAYROLL DIRECT DEPOSIT PLAN
You can automatically transfer all or a portion of your net pay at each pay period. This eliminates the delay of depositing paychecks to your bank and then sending a check through the mail to Strong Funds.

                            AUTOMATIC EXCHANGE PLAN
This plan allows you to exchange money from one Strong Fund to another. For example, you may want to set up automatic exchanges from a money market fund to an equity fund. The minimum amount per exchange is $50.

                         NO MINIMUM INVESTMENT PROGRAM
The Funds will waive the minimum initial investment for investors using the Automatic Investment Plan.

For more information about these privileges, call us at 1-800-368-3863.

To reduce the volume of mail you receive, only one copy of certain materials, such as prospectuses and shareholder reports, is mailed to your household. Please call 1-800-368-3863 if you wish to receive additional copies, free of charge.




*Each Fund reserves the right to terminate or modify any of these privileges.

                               TABLE OF CONTENTS

MESSAGE FROM THE CHAIRMAN . . . . . . . . . . . . . . . . . . . . . . . . . .            2


INVESTMENT REVIEWS

   The Strong Asset Allocation Fund   . . . . . . . . . . . . . . . . . . . .            4

   The Strong American Utilities Fund   . . . . . . . . . . . . . . . . . . .            6

   The Strong Total Return Fund   . . . . . . . . . . . . . . . . . . . . . .            8


FINANCIAL INFORMATION

   Historical Investment Returns  . . . . . . . . . . . . . . . . . . . . . .           10

   Summary of Investments   . . . . . . . . . . . . . . . . . . . . . . . . .           10

   Historical Record  . . . . . . . . . . . . . . . . . . . . . . . . . . . .           11

   Schedules of Investments in Securities

      The Strong Asset Allocation Fund  . . . . . . . . . . . . . . . . . . .           12

      The Strong American Utilities Fund  . . . . . . . . . . . . . . . . . .           15

      The Strong Total Return Fund  . . . . . . . . . . . . . . . . . . . . .           16

   Statements of Operations   . . . . . . . . . . . . . . . . . . . . . . . .           19

   Statements of Assets and Liabilities   . . . . . . . . . . . . . . . . . .           19

   Statements of Changes in Net Assets  . . . . . . . . . . . . . . . . . . .           20

   Notes to Financial Statements  . . . . . . . . . . . . . . . . . . . . . .           21


FINANCIAL HIGHLIGHTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . .           24

REPORT OF INDEPENDENT ACCOUNTANTS . . . . . . . . . . . . . . . . . . . . . .           28

Message from the Chairman

Dear Strong Funds Investor:

We are pleased to report that 1994, our twentieth year, was extremely successful. In a challenging investment environment, our results were, once again, very satisfying, with many of our funds being among the top performers in their categories.

Mutual fund assets under management grew past $8 billion, and active accounts passed the 500,000 mark.

Morningstar, Inc., a nationally recognized authority on mutual funds, assigns "star" ratings to funds, with 1 star as the lowest rating and 5 stars the highest. Of the twelve Strong Funds that Morningstar currently rates, all have at least a 3-star rating, and many carry 4 or 5 stars. We believe this objective, unbiased recognition of Strong Funds speaks extremely well for the talent and strength of our firm's investment department.

[PHOTO OF RICHARD S. STRONG]

We are very encouraged by the shift that has occurred in the Congress as a result of the 1994 elections. Looking ahead, we believe this sweeping change will have a number of important implications. Among them:

- - -Federal Reserve Board policies should be supported, not hampered, by Congress.

- - -The U.S. dollar may once again become a bastion of stability and confidence.

- - -Inflation should trend downward over time.

- - -Entrepreneurial initiatives, investments and business should receive positive, rather than negative, legislative treatment.

With another year of solid investment results behind us and a favorable investment climate ahead, we are very confident in our future growth potential. To fully realize this potential, we forged ahead this past year and implemented strategic actions aimed at providing you with superior investment results, a wide and expanding range of investment products, and exceptional service.

First and foremost, our strategy relies on having very talented and dedicated people who are deeply committed to you and the stewardship of your investments. Our team enjoys a dynamic balance of successful and experienced portfolio managers, combined with our own rising young talent. Simply put, we believe that we have developed an excellent investment management team to serve you.

To further enhance the effectiveness of our entire organization, we made several significant additions to our management and administrative capabilities in 1994. We were very pleased to have John Dragisic join us as Vice Chairman. John brings with him many successful years of general management experience and a unique perspective on the company as a former member of the Strong Funds Board. Among several other new positions, we were particularly pleased with the appointment of Rochelle Lamm Wallach as President of Strong Advisory Services, a new unit that will lead our efforts in today's critically important retirement and financial intermediary markets. These appointments, and the others we have made during the past year, will contribute greatly to the continued growth and success we expect in our third decade.

These are important changes for you, because they not only strengthen the management of your Fund's advisor, but they also make it possible for us to continue building on our strengths with better service and a wider array of investment alternatives.

With these vital resources now in place, we look forward to the coming year with great confidence. We thank you for your continued support.

Sincerely,
/s/  RICHARD S. STRONG
Richard S. Strong

Chairman

The Strong Asset Allocation Fund

On December 20, 1994, shareholders of the Strong Investment Fund approved several changes proposed by the Fund's Board of Directors. Key changes, effective December 28, 1994, included:

- - -Changing the name of the Fund to the "Strong Asset Allocation Fund" and changing its investment objective to "formerly known as the Strong Investment Fund ...seeks high total return consistent with reasonable risk over the long term"; and

- - -The amendment or adoption of certain investment limitations and the elimination of others. These changes were designed to help the Fund operate more efficiently by bringing its investment limitations into conformity with those expected to become standard for all Strong Funds.

The Board also tightened the Fund's asset allocation ranges, and increased its flexibility regarding investment in foreign securities and securities rated below investment grade.

Overall, we expect these changes may benefit shareholders in two ways. First, they enable the Fund to diversify holdings more broadly, which we believe will increase the Fund's return potential without a substantial increase in risk. Second, the Fund will be able to make greater use of Strong Funds' talented team of domestic and international portfolio managers.

We would like to thank shareholders for voting their proxies, and we appreciate your confidence in our investment expertise.

By allocating assets among domestic and international stocks, bonds, and short-term securities-and by adjusting the asset mix in response to changing market conditions-the Strong Asset Allocation Fund seeks high total return consistent with reasonable risk over the long term.

                           GROWTH AND INCOME FUNDS

Strong Asset Allocation Fund

                                 Growth of an Assumed $10,000 Investment
                                        from 12/30/81 to 12/31/94

                    Strong Asset               Asset Allocation             S&P 500 Stock
                  Allocation Fund                    Index                      Index
12/81                 10,000                     10,000                        10,000
12/82                 13,320                     12,374.18                     12,154.66
12/83                 19,344                     14,118.84                     14,896.94
12/84                 21,234                     15,605.33                     15,831.53
12/85                 25,346                     19,226.07                     20,854.35
12/86                 29,819                     22,122.90                     24,746.79
12/87                 29,734                     23,442.18                     26,046.18
12/88                 32,467                     26,057.93                     30,372.01
12/89                 36,104                     31,267.38                     39,995.77
12/90                 37,107                     32,579.22                     38,754.21
12/91                 44,393                     38,960.09                     50,561.18
12/92                 45,824                     41,627.90                     54,412.10
12/93                 52,469                     45,207.81                     59,896.53
12/94                 51,679                     45,314.15                     60,687.76


         Average Annual Total Returns
                through 12/31/94

Since inception on 12/30/81                 13.47%
10-year                                      9.30%
5-year                                       7.44%
3-year                                       5.20%
1-year                                      -1.51%


This graph, prepared in accordance with SEC regulations, compares a $10,000 investment in the Fund, made at the Fund's inception, with similar investments in the Standard & Poor's 500 Stock Index ("S&P 500"), an unmanaged index generally representative of the U.S. stock market, and the Asset Allocation Index, a combination of three unmanaged indexes. The Asset Allocation Index is composed of 40% S&P 500, 40% Salomon Brothers Broad Investment-Grade Bond Index ("Salomon BIG"), a market-capitalization weighted index generally representative of government, mortgage, and investment-grade corporate securities, and 20% Salomon Brothers 3-month Treasury Bill Index. Results include the reinvestment of all dividends and capital gains. Previous performance comparisons have shown the Fund compared to an equivalent investment in the Salomon BIG Index. We have replaced this index with the Asset Allocation Index because we believe it more accurately reflects the Fund's asset allocation. For 1994, the Asset Allocation Index's total return was 0.24% and the Salomon BIG Index's total return was -2.85%. Source for the index data is Micropal. Performance is historical and does not represent future results. Investment returns and principal value vary, and you may have a gain or loss when you sell shares. Please see the Historical Investment Returns section for more information on the Fund's performance

A DIFFICULT YEAR FOR STOCK AND BOND INVESTORS

The Federal Reserve raised short-term rates repeatedly in 1994 in response to stronger-than-expected economic activity and the potential for higher inflation. These increases tended to make stocks and longer-term bonds less attractive. As a result, many stock indexes finished the year in negative territory, and only short-term bonds-those maturing in three years or less-posted a positive total return.

OUR DEFENSIVE STRATEGY

As 1994 began, the economy's strong growth had led us to anticipate rising short-term rates. We therefore entered the year defensively positioned, with a greater-than-normal weighting in short-term investments, and reduced exposure to stocks and longer-term bonds. In fact, during the second quarter of 1994, short-term investments approached 40% of net assets.

Following the severe market declines in the first half of 1994, we became more constructive on both stocks and bonds. Securities markets tend to be discounting mechanisms, meaning that they anticipate conditions beyond the near term. We believed that the Federal Reserve's tighter monetary policy would eventually moderate the economy's growth rate, and thereby relieve the pressure for higher long-term rates. Consequently, we implemented a more aggressive asset allocation by gradually reducing our weighting in short-term securities, modestly extending the duration of the bond portfolio, and shifting equity assets into growth-oriented sectors, such as technology.

While the Fund experienced a total return of -3.95% for the first six months of 1994, performance improved in the second half, resulting in a total return of -1.51% for the year ended December 31.


           PIE CHART
        ASSET BASED ON NET
ASSETS AS OF 12/31/94 ALLOCATION

Short-term Investments          28.5%
Stocks                          37.5%
Bonds                           34.0%

Please see the Schedule of Investments in Securities for a complete listing of the Fund's portfolio. The bonds category maintains no maturity limitation and generally has an average duration of 2.0 or higher. The securities in the short-term category have effective maturities of three years or less, and the category generally has an average duration of 2.0 or lower. Duration is a measure of sensitivity to interest rates.


GREATER POTENTIAL IN 1995

While we expect 1995 to be more rewarding for investors than 1994, near-term caution is still warranted. We expect the Federal Reserve to maintain a restrictive bias until clearer signs of an economic slowdown emerge. However, when the end of the tightening cycle comes into view, we expect improvement in both the stock and bond markets. While the exact timing of such a turnaround is impossible to predict, we believe it may begin to occur as soon as the second quarter of 1995.

We appreciate your confidence in the Strong Asset Allocation Fund, and we look forward to serving your investment needs in the years to come.

[PHOTO OF BRADLEY C. TANK]

Sincerely,
/s/ BRADLEY C.TANK
Bradley C. Tank

Lead Portfolio Manager

THE STRONG AMERICAN UTILITIES FUND

The Strong American Utilities Fund seeks a combination of current income and capital appreciation by investing primarily in the stocks of U.S. telephone, electric, and natural gas utilities, as well as selected energy companies.

A CHALLENGING YEAR FOR EQUITY MANAGERS

The past year was a difficult one for equities in general and for interest rate-sensitive utility stocks in particular. On six separate occasions during 1994, the Federal Reserve raised short-term interest rates in an effort to slow the economy's growth and head off a potential rise in inflation. Stock prices declined in response, and utility stocks tended to decline more steeply than the general market average. The Fund's total return in 1994 was -2.61%, compared to -7.94% for the S&P Utilities Index. The overall stock market, as measured by the S&P 500, posted a total return of 1.32% for the year.

As of 12/30/94
- - --------------
   30-DAY
 ANNUALIZED
  CURRENT
   YIELD
   3.93%

Preservation of capital was a priority during the year because of the challenging stock market conditions. Your Fund's investment flexibility allowed us to minimize losses by decreasing holdings in electric utilities and adding to positions in telecommunications and energy stocks. In addition, strategic shifts within each sector and careful stock selection were important factors.

- - - Increased weighting in energy stocks. We normally use energy stocks to complement and balance the portfolio. Generally, energy stocks are not as sensitive to changes in interest rates as the utility groups, and tend to have different market cycles. Further, they may act as a hedge against inflation, and potentially profit from global disruptions that might hurt
   other areas of    the stock market.  We increased our weighting in energy
   stocks from 7.3% of net assets at the beginning of the year to 18.3% at year-end.

- - - Emphasis on telecommunications stocks. We entered 1994 with 45.4% in electric utilities and 28.5% in telecommunications. By mid-year, these weightings were reversed, and at year-end, electrics represented 25.2% and
   telecommunications   3%. We continue to believe telecommunications stocks
   provide the greatest opportunity for growth among our market sectors. Major technological advances are allowing these companies to introduce new services while reducing operating expenses.

During the second half of the year, we purchased some selected electrics to help the portfolio benefit from a leveling of interest rates and an improvement in the market climate for utilities. These purchases included CMS Energy, Duke Power, PECO Energy and Boston Edison.

Overall, our strategy during the year resulted in good performance for the Fund relative to its competition. The Fund was ranked #5 for total return among the 66 utility funds tracked by Lipper Analytical Services for the 1-year period ended 12/31/94.*


                      FIVE LARGEST STOCK HOLDINGS
                  (based on net assets as of 12/31/94)

                                                                 % of Net
Company                  Description                                Assets
Ameritech                Telecommunications                          11.0%
Corporation

Southwestern Bell        Telecommunications                           7.8%
Corporation

Bell Atlantic            Telecommunications                           7.7%
Corporation

AT&T Corporation         Telecommunications                           7.0%

GTE Corporation          Telecommunications                           7.0%

Please see the Schedule of Investments in Securities for a complete listing of the Fund's portfolio.

            [Bar Graph]

       INDUSTRY ALLOCATION
(based on net assets as of 12/31/94)
Telecommunications          43.3%
Electric Utilities          25.2%
Energy Related              18.3%
Gas Utilities                6.5%
Electric & Gas Utilities     1.6%
Other Utilities              1.0%
Petroleum                    0.1%

Please see the Schedule of Investments in Securities for a complete listing of the Fund's portfolio.


POTENTIAL INCREASED DEMAND FOR UTILITY STOCKS

We continue to expect good long-term investment performance from financially strong, income-oriented equities. We believe dividends will be far more important to equity performance in the coming years than they were in the 1980s, when capital gains were an unusually large proportion of total return.

[PHOTO OF WILLIAM H. REAVES]

Therefore, we would expect the market to continue to value the income-generating potential of utility stocks.

Also, far-reaching legislative and regulatory changes are underway for utilities. Some of these changes may offer well-managed, well-positioned companies new opportunities for growth and profit. For experienced equity managers who understand the regulatory process and its effect on particular companies, we believe there will be added opportunity to identify the emergence of "winners" and "losers" in the period ahead.

We appreciate your investment with us, and we look forward to earning your continued confidence.

Sincerely,

/s/ William H. Reaves
William H. Reaves
Portfolio Manager


                              Growth of an Assumed $10,000 Investment
                                      from 7/1/93 to 12/31/94

                  Strong American                S&P Utilities              S&P 500 Stock
                   Utilities Fund                    Index                      Index

6/93                  10,000                     10,000                        10,000
7/93                  10,170                     10,231.50                      9,959.80
8/93                  10,760                     10,726.91                     10,337.67
9/93                  10,801                     10,700.31                     10,258.38
10/93                 10,821                     10,681.37                     10,470.63
11/93                 10,370                     10,142.92                     10,370.85
12/93                 10,450                     10,090.48                     10,496.23
1/94                  10,573                     10,155.66                     10,853.10
2/94                  10,173                      9,581.97                     10,558.55
3/94                   9,894                      9,257.05                     10,098.20
4/94                  10,257                      9,489.31                     10,227.65
5/94                  10,029                      9,232.34                     10,395.49
6/94                  10,020                      9,254.95                     10,140.70
7/94                  10,483                      9,565.64                     10,473.72
8/94                  10,493                      9,536.47                     10,903.14
9/94                  10,278                      9,298.53                     10,636.56
10/94                 10,523                      9,371.43                     10,875.56
11/94                 10,182                      9,237.14                     10,479.47
12/94                 10,178                      9,288.87                     10,634.88



           Average Annual Total Returns*
               through 12/31/94
Since inception on  7/1/93                  1.18%
1-year                                     -2.61%


This graph, prepared in accordance with SEC regulations, compares a $10,000 investment in the Fund, made at its inception, with similar investments in the Standard and Poor's 500 Stock Index ("S&P 500") and the Standard and Poor's Utilities Index ("S&P Utilities"). The S&P 500 is an unmanaged index generally representative of the U.S. stock market. The S&P Utilities is an unmanaged index generally representative of U.S. utility stocks. Results include the reinvestment of all dividends and capital gains. Source for the index data is Micropal. Performance is historical and does not represent future results. Investment returns and principal value vary, and you may have a gain or loss when you sell Fund shares. Please see the Historical Investment Returns section for more information about the Fund's performance record.

*From time to time, the Fund's advisor has waived its management fee and absorbed Fund expenses, which has resulted in higher returns. Rankings are historical and do not represent future results.

THE STRONG TOTAL RETURN FUND

The Strong Total Return Fund seeks a combination of income and capital appreciation that will result in the highest total return while assuming reasonable risks. The Fund's flexible charter enables it to invest in any combination of stocks, bonds, and short-term cash equivalents.

A CHALLENGING YEAR FOR STOCKS AND BONDS

Stronger-than-expected economic growth and rising interest rates made 1994 a challenging year for many investors. The Federal Reserve raised the federal funds rate six times in an effort to slow economic growth and head off a potential rise in inflation. Although corporate earnings grew strongly throughout the year, investors' expectations of rising rates tended to make stocks and bonds less attractive, generating a decline in bond prices and flat returns for the overall stock market. Currently, we believe that pressure on the markets from the Federal Reserve is in the final stages, creating a much more favorable investment environment later in 1995 and into 1996.

[PHOTO OF TWO ANONYMOUS WOMEN]

SPOTLIGHTING GROWTH OPPORTUNITIES

Beginning in late 1993 and extending into early 1994, we structured the portfolio to reflect our expectation of rising rates. We shifted assets out of interest rate-sensitive stocks-including banks, insurance companies, real estate investment trusts (REITS), and consumer durable companies-and into industrial America. Sectors we emphasized included metals, building, chemical and manufacturing firms. These decisions were designed to help the Fund benefit from the strong earnings growth that these types of companies tend to experience when the economy is expanding rapidly.

As the year progressed, industrial stocks moved up in price, and we took profits in those that had become fully valued, based on our earnings projections. Starting in the summer, we began increasing our positions in growth stocks, most notably in the technology, health care and specialty retailing sectors. Many such stocks had underperformed the market for most of the year and had become very attractive according to our valuation research.

As the year drew to a close, we continued to invest in companies whose sales and earnings were growing at above-average rates, and appeared to be less threatened by a possible slower economy in 1995. In addition, we took new positions in utility stocks and Treasury bonds, which we believed were paying attractive yields and offered substantial capital gain potential in a falling interest rate environment.

                       [Pie Chart]

                    ASSET ALLOCATION
          (based on net assets as of 12/31/94)

Common & Preferred Stocks including Convertibles      78.2%
Cash Equivalents                                       9.5%
Corporate Bonds including Convertibles                 6.6%
U.S. Government Issues                                 5.7%


Please see the Schedule of Investments in Securities for a complete listing of the Fund's portfolio.


                               A POSITIVE OUTLOOK

While 1994 was a difficult year, difficult times often create opportunity. We believe several stock market sectors-particularly interest rate-sensitive and growth stocks-are poised to benefit from a number of positive factors.

- - -Financial markets appear to be anticipating that interest rates will peak soon, with a possible decline sometime in the coming year.

- - -We may have seen the end of the decline in the dollar, as attractive interest rates, low inflation, and good economic growth make U.S. markets more attractive to foreign investors.

- - -Certain American firms should be well positioned to benefit from the passage of GATT and NAFTA, and trade balances could narrow in favor of the United States.

- - -If the economy slows in 1995 as we expect, growth stocks should become increasingly attractive to investors, as suggested by their strength in the last few months of 1994.

[PHOTO OF RONALD C. OGNAR AND IAN J. ROGERS]

Overall, we anticipate a positive environment for the Fund in 1995. Thank you for your confidence. We look forward to serving your investment needs in the future.

Sincerely,
/s/ RONALD C. OGNAR
Ronald C. Ognar
Portfolio Manager

/s/ IAN J. ROGERS
Ian J. Rogers
Portfolio Manager



                Strong Total Return Fund
          Growth of an Assumed $10,000 Investment
               from 12/30/81 to 12/31/94

                    Strong Total                 S&P 500 Stock
                    Return Fund                      Index
12/81                 10,000                     10,000
12/82                 13,250                     12,154.66
12/83                 18,720                     14,896.94
12/84                 20,685                     15,831.53
12/85                 25,936                     20,854.35
12/86                 31,121                     24,746.79
12/87                 33,002                     26,046.18
12/88                 38,141                     30,372.01
12/89                 39,140                     39,995.77
12/90                 36,367                     38,754.21
12/91                 48,578                     50,561.18
12/92                 48,844                     54,412.10
12/93                 59,851                     59,896.53
12/94                 59,027                     60,687.76

          Average Annual Total Returns
                through 12/31/94
          ----------------------------
Since inception on 12/30/81                14.63%
10-year                                    11.06%
5-year                                      8.56%
3-year                                      6.71%
1-year                                     -1.38%


This graph, prepared in accordance with SEC regulations, compares a $10,000 investment in the Fund, made at its inception, with a similar investment in the Standard & Poor's 500 Stock Index, an unmanaged index generally representative of the U.S. stock market. Results include the reinvestment of all dividends and capital gains. Source for the index data is Micropal. Performance is historical and does not represent future results. Investment returns and principal value vary, and you may have a gain or loss when you sell Fund shares. Please see the Historical Investment Returns section for more information about the Fund's performance record.

        HISTORICAL INVESTMENT RETURNS(1)

                                               STRONG                      STRONG AMERICAN                  STRONG
                                       ASSET ALLOCATION FUND                UTILITIES FUND             TOTAL RETURN FUND
                                       ---------------------               ---------------             -----------------
1982                                                   +  33.2%(2)           --                                  +  32.5%(2)
1983                                                   +  45.2%              --                                  +  41.3%
1984                                                   +   9.8%              --                                  +  10.5%
1985                                                   +  19.4%              --                                  +  25.4%
1986                                                   +  17.6%              --                                  +  20.0%
1987                                                   -   0.3%              --                                  +   6.0%
1988                                                   +   9.2%              --                                  +  15.6%
1989                                                   +  11.2%              --                                  +   2.6%
1990                                                   +   2.8%              --                                  -   7.1%
1991                                                   +  19.6%              --                                  +  33.6%
1992                                                   +   3.2%              --                                  +   0.6%
1993                                                   +  14.5%          + 4.5%(2)                               +  22.5%
1994                                                   -   1.5%          - 2.6%                                  -   1.4%
Since Inception                                        + 416.8%          + 1.8%                                  + 490.3%
   Average Annual Total Return
   -One-Year Period Ended December 31, 1994            -   1.5%          - 2.6%                                  -   1.4%
   -Five-Year Period Ended December 31, 1994           +   7.4%              --                                  +   8.6%
   -Ten-Year Period Ended December 31, 1994            +   9.3%              --                                  +  11.1%
   -Inception Date to December 31, 1994(2)             +  13.5%          +  1.2                                  +  14.6%


YIELD INFORMATION

                                                                                            Strong American
                                                                                            Utilities Fund
                                                                                            ---------------
Annualized for the 30-Day Period Ended December 30, 1994                                         3.93%

SUMMARY OF INVESTMENTS

December 31, 1994

                                                                                           ($ In Thousands)
                                                                                                 Strong
                                                                                         Asset Allocation Fund
                                                                                         ---------------------
Common and Preferred Stocks including Convertibles                                           $ 93,170     37%
Corporate Bonds and Non-Agency Issues                                                          98,914     40
United States Government and Agency Issues                                                     37,926     15
Cash Equivalents and Other Assets and Liabilities, Net                                         18,637      8
                                                                                             --------    ---
Net Assets                                                                                   $248,647    100%
                                                                                             ========    ===
                                                                                             Strong American
                                                                                              Utilities Fund
                                                                                             ---------------
Common Stocks                                                                                $ 36,443     96%
Cash Equivalents and Other Assets and Liabilities, Net                                          1,501      4
                                                                                             --------    ---
Net Assets                                                                                   $ 37,944    100%
                                                                                             ========    ===
                                                                                                  Strong
                                                                                            Total Return Fund
                                                                                            -----------------
Common and Preferred Stocks including Convertibles                                           $474,443     78%
Corporate Bonds including Convertibles                                                         39,952      7
United States Government Issues                                                                34,302      6
Cash Equivalents and Other Assets and Liabilities, Net                                         58,117      9
                                                                                             --------    ---
Net Assets                                                                                   $606,814    100%
                                                                                             ========    ===


(1) All performance is historical and does not represent future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Returns assume reinvestment of all dividend and capital gain distributions.
(2) Respective inception dates are December 30, 1981 for Strong Asset Allocation Fund and Strong Total Return Fund, and July 1, 1993 for Strong American Utilities Fund.

HISTORICAL RECORD

The following table illustrates an assumed $10,000 investment in each Strong Growth and Income Fund on the date of the initial public offering, with income dividends, capital gains and other distributions reinvested in additional shares.


                                                                   CAPITAL GAINS
                                                NET ASSET            AND OTHER           INCOME               GROWTH OF
                                                VALUE PER          DISTRIBUTIONS       DIVIDENDS         AN INITIAL $10,000
                                                  SHARE              PER SHARE         PER SHARE             INVESTMENT
                                               ----------          -------------       ---------         -------------------
Strong Asset Allocation Fund:
    * December 30, 1981                           $10.00                 $--                $--               $10,000
      December 31, 1982                            13.32                  --                 --                13,320
      December 31, 1983                            17.48                 .90                .43                19,344
      December 31, 1984                            17.62                1.10                .31                21,234
      December 31, 1985                            20.12                 .04                .75                25,346
      December 31, 1986                            22.18                 .42                .95                29,819
      December 31, 1987                            17.60                2.95               1.78                29,734
      December 31, 1988                            17.57                 .23               1.38                32,467
      December 31, 1989                            18.41                 .14                .97                36,104
      December 31, 1990                            17.50                  --               1.38                37,107
      December 31, 1991                            19.68                 .20                .97                44,393
      December 31, 1992                            18.49                 .94                .87                45,824
      December 31, 1993                            19.06                1.24                .82                52,469
      December 31, 1994                            17.91                 .16                .70                51,679

Strong American Utilities Fund:
    * July 1, 1993                                $10.00                 $--                $--               $10,000
      December 31, 1993                            10.19                 .08                .18                10,450
      December 31, 1994                             9.46                  --                .46                10,178

Strong Total Return Fund:

    * December 30, 1981                           $10.00                 $--                $--               $10,000
      December 31, 1982                            13.25                  --                 --                13,250
      December 31, 1983                            16.48                1.13                .52                18,720
      December 31, 1984                            16.35                1.29                .37                20,685
      December 31, 1985                            19.56                 .20                .58                25,936
      December 31, 1986                            21.61                1.04                .70                31,121
      December 31, 1987                            18.37                3.17               1.65                33,002
      December 31, 1988                            18.96                 .25               1.96                38,141
      December 31, 1989                            17.72                 .51               1.31                39,140
      December 31, 1990                            15.34                  --               1.14                36,367
      December 31, 1991                            20.24                  --                .22                48,578
      December 31, 1992                            20.17                  --                .17                48,844
      December 31, 1993                            24.30                 .05                .33                59,851
      December 31, 1994                            23.62                  --                .34                59,027





*Date of Initial Public Offering

SCHEDULE OF INVESTMENTS IN SECURITIES                        December 31, 1994

STRONG ASSET ALLOCATION FUND

   Shares or                                                               Value
Principal Amount                                                         (Note 2)
COMMON STOCKS 36.6%*
UNITED STATES 32.0%*
AIRCRAFT & AEROSPACE 0.2%*
  12,700   Boeing Company                                                  $  593,725

AUTOMOTIVE RELATED 0.3%*
  45,000   Masland Corporation                                                703,125

BANKING 1.2%*
  16,000   BankAmerica Corporation                                            632,000
  28,000   Boatmen's Bancshares, Inc.                                         759,500
  18,000   Chase Manhattan Corporation                                        618,750
  39,500   West One Bancorp                                                 1,046,750
                                                                            ---------
                                                                            3,057,000
CELLULAR TELEPHONES 0.4%*
  37,500   AirTouch Communications +                                        1,092,187

COMMUNICATIONS, LODGING & ENTERTAINMENT 1.3%*
  40,000   Hospitality Franchise Systems, Inc. +                            1,060,000
  45,800   Tele-Communications, Inc. +                                        996,150
  30,361   Viacom International, Inc. +                                     1,233,416
                                                                            ---------
                                                                            3,289,566
COMPUTERS & SOFTWARE 2.3%*
  40,000   Adaptec, Inc. +                                                    945,000
  24,800   BMC Software, Inc. +                                             1,410,500
  35,500   Cisco Systems, Inc. +                                            1,246,937
  27,500   Compaq Computer Corporation +                                    1,086,250
  18,000   Microsoft Corporation +                                          1,100,250
                                                                            ---------
                                                                            5,788,937
CONGLOMERATES 0.5%*
  23,500   Tyco International, Ltd.                                         1,116,250

CONSTRUCTION 0.7%*
  37,000   Foster Wheeler Corporation                                       1,100,750
  34,000   USG Corporation +                                                  663,000
                                                                            ---------
                                                                            1,763,750

CONSUMER RELATED PRODUCTS 3.3%*
  12,000   The Gillette Company                                               897,000
  45,000   IHOP Corporation +                                               1,226,250
  30,000   Mattel, Inc.                                                       753,750
  28,000   McDonald's Corporation                                             819,000
  15,000   NIKE, Inc. Class B                                               1,119,375
  22,500   Premark International, Inc.                                        984,375
 100,000   Ryan's Family Steak Houses, Inc. +                                 750,000
  15,000   V.F. Corporation                                                   729,375
  54,000   Whitman Corporation                                                931,500
                                                                            ---------
                                                                            8,210,625
ELECTRIC & GAS UTILITIES 1.1%*
  20,500   The Detroit Edison Company                                         535,563
  40,000   NIPSCO Industries, Inc.                                          1,190,000
  33,000   Sonat, Inc.                                                        924,000
                                                                            ---------
                                                                            2,649,563

ELECTRICAL & ELECTRONICS 1.9%*
  58,000   Dallas Semiconductor Corporation +                                 964,250
  13,300   Hewlett-Packard Company                                          1,328,337
  20,700   Intel Corporation                                                1,322,213
  15,300   Texas Instruments, Inc.                                          1,145,588
                                                                            ---------
                                                                            4,760,388



   Shares or                                                                Value
Principal Amount                                                          (Note 2)

ENERGY RELATED 2.1%*
  35,000   Apache Corporation                                             $  875,000
  25,000   Cabot Corporation                                                 709,375
  15,500   Exxon Corporation                                                 941,625
  10,000   Mobil Corporation                                                 842,500
  27,500   Phillips Petroleum Company                                        900,625
  30,000   Unocal Corporation                                                817,500
                                                                           ---------
                                                                           5,086,625

ENVIRONMENTAL 0.3%*
  53,000   Dames & Moore, Inc.                                               781,750

FARM MACHINERY & EQUIPMENT 0.5%*
  56,000   Case Corporation                                                1,204,000

FINANCIAL SERVICES 1.1%*
  48,500   Green Tree Financial Corporation                                1,473,187
  35,000   Student Loan Marketing Association                              1,137,500
                                                                           ---------
                                                                           2,610,687
FOOD, BEVERAGE & TOBACCO 1.3%*
  25,000   CPC International, Inc.                                         1,331,250
  28,500   PepsiCo, Inc.                                                   1,033,125
  31,000   Universal Foods Corporation                                       852,500
                                                                           ---------
                                                                           3,216,875

FOREST & PAPER PRODUCTS 0.3%*
  17,500   The Mead Corporation                                              850,938

INDUSTRIAL 0.3%*
  25,000   Snap-on Tools Corporation                                         831,250

INSURANCE & INSURANCE RELATED 0.6%*
  36,000   Equitable of Iowa Companies                                     1,017,000
  16,000   Travelers Corporation                                             520,000
                                                                           ---------
                                                                           1,537,000

MANUFACTURING 0.9%*
  38,000   Briggs & Stratton Corporation                                   1,244,500
  21,100   General Electric Company                                        1,076,100
                                                                           ---------
                                                                           2,320,600

MEDICAL SERVICES 1.8%*
  42,500   Community Health Systems, Inc. +                                1,158,125
  52,000   FHP International Corporation +                                 1,339,000
  36,000   Homedco Group, Inc. +                                           1,354,500
  32,000   Humana, Inc. +                                                    724,000
                                                                           ---------
                                                                           4,575,625

MEDICAL SUPPLIES 0.4%*
  20,000   Johnson & Johnson                                               1,095,000

METALS & MINING 1.1%*
  26,037   American Barricks Resources Corporation                           579,323
  64,000   Freeport-McMoRan, Inc.                                          1,136,000
  77,200   Santa Fe Pacific Gold Corporation +                               993,950
                                                                           ---------
                                                                           2,709,273

OIL FIELD SERVICES & EQUIPMENT 0.3%*
  30,000   Helmerich & Payne, Inc.                                           768,750


PETROLEUM 0.6%*
  14,000   Pennzoil Company                                                  617,750
   7,000   Royal Dutch Petroleum Company                                     752,500
                                                                           ---------
                                                                           1,370,250





                                        See notes to financial statements.

   Shares or                                                                   Value
Principal Amount                                                              (Note 2)
- - ----------------                                                              ---------
PHARMACEUTICALS 1.3%*
  16,500   Eli Lilly and Company                                              $ 1,082,813
  29,800   Merck & Company, Inc.                                                1,136,125
  12,500   Warner-Lambert Company                                                 962,500
                                                                              -----------
                                                                                3,181,438

PUBLISHING 0.5%*
  37,900   The Times Mirror Company                                             1,189,112

RAILROADS 0.3%*
  37,000   Santa Fe Pacific Corporation                                           647,500

REAL ESTATE 0.6%*
  35,000   Irvine Apartment Communities, Inc.                                     573,125
  50,000   Summit Properties, Inc.                                                962,500
                                                                              -----------
                                                                                1,535,625

RETAIL 1.3%*
  24,000   The Caldor Corporation +                                               534,000
  40,000   Federated Department Stores, Inc. +                                    770,000
  20,000   J.C. Penney Company, Inc.                                              892,500
  26,000   Walgreen Company                                                     1,137,500
                                                                              -----------
                                                                                3,334,000

TELECOMMUNICATIONS 1.5%*
  24,000   AT&T Corporation                                                     1,206,000
  40,600   MCI Communications Corporation                                         746,025
  25,600   Paging Network, Inc. +                                                 870,400
  30,000   Sprint Corporation                                                     828,750
                                                                              -----------
                                                                                3,651,175

TIRES & RUBBER 0.4%*
  31,500   The Goodyear Tire & Rubber Company                                   1,059,187

TRANSPORTATION 0.8%*
  22,000   AMR Corporation +                                                    1,171,500
  30,000   Werner Enterprises, Inc.                                               712,500
                                                                              -----------
                                                                                1,884,000

WASTE CONTROL 0.5%*
  40,000   Browning-Ferris Industries, Inc.                                     1,135,000
                                                                              -----------
           Total United States                                                 79,600,776

FOREIGN 4.6%*
GERMANY 0.7%*
AUTOMOTIVE RELATED 0.3%*
   2,600   Volkswagon AG                                                          714,203

RETAIL 0.4%*
   3,000   Kaufhof Holding AG                                                     928,664
                                                                              -----------
                                                                                1,642,867

HONG KONG 0.2%*
BANKING
   5,167   HSBC Holdings PLC ADR (USD)                                            557,635

MEXICO 1.6%*
CELLULAR TELEPHONES 0.2%*
  31,500   Grupo Iusacell S.A. de C.V. ADR (USD) +                                586,688

CONGLOMERATES 0.5%*
 172,000   Grupo Financiero Serfin S.A.+                                        1,281,224

TELECOMMUNICATIONS 0.9%*
  55,400   Telefonos de Mexico S.A. ADR Series L (USD)                          2,271,400
                                                                              -----------
                                                                                4,139,312



   Shares or                                                                      Value
Principal Amount                                                                 (Note 2)
- - ----------------                                                                 --------
NEW ZEALAND 0.6%*
FOREST & PAPER PRODUCTS 0.3%*
  400,000   Carter Holt Harvey, Ltd.                                            $  818,944

TELECOMMUNICATIONS 0.3%*
   14,000   Telecom Corporation of New Zealand,
            Ltd. ADS (USD)                                                         719,250
                                                                               -----------
                                                                                 1,538,194

SPAIN 0.4%*
PETROLEUM
   35,000   Repsol S.A. Sponsored ADR (USD)                                         953,750

SWEDEN 0.6%*
MEDICAL SUPPLIES
   74,900   Arjo AB +                                                             1,371,222

THAILAND 0.2%*
CONSTRUCTION
   42,000   Sino-Thai Engineering and Construction
            Public Company, Ltd. (Fgn Reg)                                          552,301

UNITED KINGDOM 0.3%*
PETROLEUM
    9,176   British Petroleum PLC ADS (USD)                                         732,933
                                                                                -----------
            Total Foreign                                                        11,488,214
                                                                                -----------
            Total Common Stocks (Cost $88,348,101)                               91,088,990

CONVERTIBLE PREFERRED STOCKS 0.8%*
   12,700   Battle Mountain Gold Company $3.25
                Convertible Preferred Stock                                         774,700
   14,200   Ford Motor Company $4.20 Series A
                Convertible Preferred Stock                                       1,306,400
                                                                                -----------
            Total Convertible Preferred Stocks
            (Cost $2,105,403)                                                     2,081,100

CORPORATE BONDS 21.6%*
 $3,000,000  American Reinsurance Corporation Senior
                Subordinated Debentures, 10.875%, Due 9/15/04                     3,191,250
  1,100,000  Auburn Hills Guaranteed Exchangeable Adjustable
                Rate Certificates, 12.375%, Due 5/01/20                           1,456,686
  2,500,000  Bank of New York, Inc. Subordinated Notes,
                8.50%, Due 12/15/04                                               2,461,103
  5,000,000  CCP Insurance, Inc. Senior Notes, 10.50%,
                Due 12/15/04                                                      4,977,400
  2,000,000  Chase Manhattan Corporation Floating Rate
                Notes, 6.50%, Due 12/30/09                                        1,920,000
  5,691,000  Citicorp Floating Rate Notes, 6.50%, Due 5/01/04                     5,702,371
  2,500,000  GNS Finance Corporation Senior Subordinated
                Notes, Series B, 9.25%, Due 3/15/03                               2,412,500
  3,900,000  Hook-SupeRx, Inc. Senior Notes, 10.125%,
               Due 6/01/02                                                        3,968,250
    950,000  Joy Technologies, Inc. Senior Notes, 10.25%,
               Due 9/01/03                                                          997,500
  1,000,000  Kaufman & Broad Home Corporation Senior
               Notes, 10.375%, Due 9/01/99                                        1,005,000
  2,500,000  Long Island Lighting Company First Mortgage
               Bonds, 5.25%, Due 3/01/96                                          2,420,108
             Marine Midland Banks, Inc. Floating Rate
               Subordinated Notes:
  2,000,000    6.50%, Due 12/20/00                                                1,957,500
  3,000,000    6.5625%, Due 12/31/09                                              2,865,000
  2,500,000  News America Holdings, Inc. Senior
               Debentures, 7.75%, Due 2/01/24                                     2,058,142
    100,000  Owens-Illinois, Inc. Senior Debentures, 11.00%,
               Due 12/01/03                                                         104,000
  2,000,000   RJR Nabisco, Inc. Guaranteed Senior Notes,
               8.75%, Due 4/15/04                                                 1,842,540


                      See notes to financial statements.

   SHARES OR                                                                           VALUE
PRINCIPAL AMOUNT                                                                      (NOTE 2)
- - -------------------------------------------------------------------------------------------------
$ 2,170,000  RJR Nabisco, Inc. Notes, 8.00%, Due 1/15/00                            $ 2,049,090
    475,000  Republic N.Y. Corporation Subordinated Notes,
               9.70%, Due 2/01/09                                                       511,982
  6,000,000  Rogers Cablesystems, Ltd. Senior Secured
               Second Priority Notes, 9.625%, Due 8/01/02                             5,745,000
    500,000  Time Warner, Inc. Discount Notes, Zero %,
               Due 8/15/02 (Putable at 100 on 8/15/95;
               Rate Reset Effective 8/01/95)                                            472,500
  1,500,000  Time Warner, Inc. Discount Notes, 8.875%,
               Due 10/01/12                                                           1,345,638
  4,100,000  Tosco Corporation First Mortgage Bonds,
               Series A, 9.00% , Due 3/15/97                                          4,146,125
                                                                                   ------------
               Total Corporate Bonds (Cost $54,193,446)                              53,609,685

NON-AGENCY MORTGAGE-BACKED SECURITIES 18.2%*

  2,660,000  CMC Securities Corporation III Variable
               Rate Collateralized Mortgage Obligation,
               Series 1994-C, Class A-12, 7.15%, Due 3/25/24                          2,454,675
  1,814,695  Chase Mortgage Finance Corporation
               Mortgage Pass-Thru Certificates, Series
               1990-G, Class A-Z1, 9.50%, Due 12/25/21                                1,810,721
  2,831,050  Collateralized Mortgage Securities Corporation
               Collateralized Mortgage Obligation, Series
               1991-9, Class H, 8.25%, Due 6/20/96                                    2,835,466
 20,439,829  First Boston Mortgage Securities Corporation
               Mortgage Pass-Thru Certificates, Series
               1994-MHC1, Class A-1X, Interest Only,
               1.8621%, Due 4/25/11                                                   1,814,035
  4,462,850  First Boston Mortgage Securities Corporation
               Variable Rate Mortgage Pass-Thru
               Certificates, Series 1994-MHC1, Class A-Z,
               6.075%, Due 4/25/11                                                    4,460,083
  3,028,947  First Boston Mortgage Securities Corporation
               Mortgage Pass-Thru Certificates, Series
               1993-2, Class A-3, 7.50%, Due 3/25/33                                  2,752,556
  2,029,000  GE Capital Mortgage Services, Inc. Real Estate
               Mortgage Investment Conduit Multiclass
               Pass-Thru Certificates, Series 1993-10,
               Class A-15, 6.50%, Due 9/25/23                                         1,531,895
  1,565,374  Green Tree Financial Corporation Manufactured
               Housing Senior Subordinated Pass-Thru
               Certificates, Series 1993-3, Class A-1, 4.60%,
               Due 10/15/18                                                           1,534,364
    294,364  MDC Asset Investors Trust V Collateralized
               Mortgage Obligation, Class V-2, 9.325%,
               Due 12/01/17                                                             298,450
             Merrill Lynch Mortgage Investors, Inc.
               Manufactured Housing Contract Pass-Thru
               Certificates:
  3,003,894    Series 1987-C, 10.10%, Due 11/15/07                                    3,132,700
  1,275,244    Series 1992-E, Class B, 5.85%, Due 8/15/12                             1,246,678
             Merrill Lynch Mortgage Investors, Inc.
               Senior Subordinated Variable Rate
               Pass-Thru Certificates:
  3,000,000    Series 1994-F, Class M, 6.375%, Due 3/15/24                            2,718,000
  1,000,000    Series 1994-H, Class M, 6.375%, Due 6/15/19                              906,700
    527,674  Prudential Home Mortgage Securities Company
               Mortgage Pass-Thru Certificates, Series 1993-36,
               Class A-15, 7.25%, Due 10/25/23                                          335,405
             RTC Mortgage Pass-Thru Securities, Inc.
               Commercial Certificates:
  6,450,000    Series 1993-C1, Class C, 9.40%, Due 5/25/24                            6,393,563
  2,700,000    Series 1994-1, Class M5, 7.125%, Due 9/25/29                           2,699,163
    593,214  RTC Variable Rate Mortgage Pass-Thru Certificates,
               Series 1992-6, Class A-2, 8.40%, Due 7/25/24                             582,832
  2,513,027  Residential Funding Mortgage Securities I, Inc.
               Pass-Thru Certificates, Series 1993-S7,
               Class A-6, 7.15%, Due 2/25/08                                          2,387,376
  1,033,712  Ryland Mortgage Securities Corporation III
               Variable Rate Collateralized Mortgage Bonds,
               Series 1992-C, Class 3-A, 11.8046%,
               Due 11/25/30                                                           1,041,144
  2,200,000  U.S. Home Equity Loan Asset Backed
               Certificates, Series 1991-2, Class B, 9.125%,
               Due 4/15/21                                                            2,202,398
  4,884,866  Westam Mortgage Financial Corporation
               Collateralized Mortgage Bonds, Series 10,
               Class 10-D, Principal Only, Due 7/26/18                                2,166,145
                                                                                   ------------
             Total Non-Agency Mortgage-Backed Securities
               (Cost $46,304,337)                                                    45,304,349

 UNITED STATES GOVERNMENT AND AGENCY ISSUES 15.3%*
             FHLMC Guaranteed Multiclass Mortgage
               Participation Certificates:
    955,766    Series 1181, Class 1181-G, 7.50%, Due 8/15/05                            933,592
    673,603    Series 1257, Class 1257-J, 7.00%, Due 4/15/07                            601,602
  2,535,823    Series 1634, Class 1634-PA, 4.50%, Due 8/15/04                         2,491,091
    500,000  FHLMC Guaranteed Multiclass Variable Rate
               Mortgage Participation Certificates, Series 1492,
               Class 1492-FB, 4.50%, Due 1/15/20                                        488,750
             FHLMC Guaranteed Pass-Thru Certificates:
    252,932    9.50%, Due 1/01/06                                                       259,829
    246,557    10.25%, Due 3/01/15                                                      259,193
     56,071    10.50%, Due 1/01/16                                                       59,312
  1,620,095  FHLMC Guaranteed Variable Rate Multiclass
               Mortgage Participation Certificates, Series
               1544, Class 1544-TA, 4.787%, Due 7/15/08                               1,547,580
             FNMA Guaranteed Real Estate Mortgage
               Investment Conduit Pass-Thru Certificates:
  2,711,092    6.50%, Due 9/01/08                                                     2,572,149
    315,977    11.00%, Due 10/01/00 through 11/01/00                                    331,577
  1,586,736    Series 1991-G22, Class D, 6.00%, Due 4/25/11                           1,577,660
  2,615,264    Series 1991-125, Class Z, 8.50%, Due 9/25/21                           2,506,338
    747,063    Series 1992-137, Class BA, 3.50%, Due 1/25/17                            632,799
             FNMA Guaranteed Real Estate Mortgage
               Investment Conduit Variable Rate Pass-Thru
               Certificates:
  3,385,617    Series 1992-187, Class SA, 8.40%, Due 10/25/07                         2,467,269
  2,259,241    Series 1993-121, Class SG, 10.20%, Due 2/25/23                         1,553,228
    616,234    Series G92-61, Class FJ, 5.287%, Due 10/25/22                            581,078
    816,436  FNMA Stripped Mortgage-Backed Securities
               Trust 25, Class 1, 6.00%, Due 2/25/13                                    734,792
  2,620,000  Federal Home Loan Bank Floating Rate Notes,
               Series IK97, 4.50%, Due 4/21/97                                        2,511,925
     81,481  GNMA Guaranteed Pass-Thru Certificates,
               10.25%, Due 10/15/98                                                      84,613
  5,412,120  GNMA Guaranteed Real Estate Mortgage
               Investment Conduit Pass-Thru Certificates,
               Series 1994-7, Class G, 6.00%, Due 1/16/24                             3,903,492
 24,624,733  Small Business Administration Guaranteed
               Loan Pool #440019, Interest Only Custodial
               Receipts, Series 1993-1A, 2.531%, Due 2/15/18                          2,870,259
  2,014,193  USGI FHA Insured Project Pool #1988-6, 7.43%,
               Due 10/25/16                                                           1,752,348
             United States Treasury Bonds:
  4,000,000    6.25%, Due 8/15/23                                                     3,250,000
  1,700,000    7.50%, Due 11/15/24                                                    1,625,625
             United States Treasury Notes:
    500,000    4.75%, Due 2/15/97                                                       470,938
  2,000,000    5.875%, Due 3/31/99                                                    1,858,750
                                                                                   ------------
             Total United States Government and Agency
               Issues (Cost $39,882,381)                                             37,925,789
                                                                                   ============

                      See notes to financial statements.

SCHEDULE OF INVESTMENTS IN SECURITIES

  SHARES OR                                                                    VALUE
PRINCIPAL AMOUNT                                                              (NOTE 2)
- - ----------------------------------------------------------------------------------------
CASH EQUIVALENTS 6.9%*
COMMERCIAL PAPER 6.1%*
DISCOUNTED 5.8%*
$6,300,000 Pennsylvania Power & Light Company
            Due 1/04/95                                                     $  6,298,941
5,100,000  Renaissance Energy Company
            Due 1/03/95                                                        5,100,000
3,200,000  Tyson Foods, Inc.
            Due 1/05/95                                                        3,198,903
                                                                            ------------
                                                                              14,597,844

INTEREST BEARING, DUE UPON DEMAND 0.3%*
      100  BarclaysAmericanCorp., 5.80%                                              100
  196,900  General Mills, Inc., 5.73%                                            196,900
  462,800  Pitney Bowes Credit Corporation, 5.73%                                462,800
   31,800  Wisconsin Electric Power Company, 5.77%                                31,800
                                                                            ------------
                                                                                 691,600
                                                                            ------------
           Total Commercial Paper                                             15,289,444

CORPORATE OBLIGATION 0.8%*
2,000,000  CEMEX I Security Repurchase Unit Trust
            Euro Bonds Representing CEMEX, S.A.
            Series B ADR, 6.25%, Due 10/25/95                                  1,960,000
                                                                            ------------
           Total Cash Equivalents (Cost $17,322,292)                          17,249,444
                                                                            ------------
           TOTAL INVESTMENTS IN SECURITIES
            (COST $248,155,960) 99.4%*                                       247,259,357
           Other Assets and Liabilities, Net 0.6%*                             1,387,940
                                                                            ------------
           NET ASSETS 100.0%*                                               $248,647,297
                                                                            ============

STRONG AMERICAN UTILITIES FUND

   SHARES OR                                                                    VALUE
PRINCIPAL AMOUNT                                                              (NOTE 2)
- - ---------------------------------------------------------------------------------------
COMMON STOCKS 96.0%*
UNITED STATES 93.3%*
ELECTRIC & GAS UTILITIES 1.6%*
   4,000   DPL, Inc.                                                        $    82,000
   8,000   Rochester Gas & Electric Corporation                                 167,000
   1,900   SCANA Corporation                                                     80,037
  10,000   UNICOM Corporation                                                   240,000
   2,000   WPS Resources Corporation                                             53,500
                                                                            -----------
                                                                                622,537

ELECTRIC UTILITIES 25.2%*
  23,000   Baltimore Gas & Electric Company                                     508,875
  63,000   Boston Edison Company                                              1,504,125
  61,000   CMS Energy Corporation                                             1,395,375
  25,500   Duke Power Company                                                   972,188
  60,000   PECO Energy Company                                                1,470,000
  57,000   Public Service Enterprise Group, Inc.                              1,510,500
  50,500   The Southern Company                                               1,010,000
  59,000   TECO Energy                                                        1,187,375
                                                                            -----------
                                                                              9,558,438

ENERGY RELATED 15.6%*
  12,400   Amoco Corporation                                                $   733,150
   4,400   Atlantic Richfield Company                                           447,700
   9,000   Dresser Industries, Inc.                                             169,875
   7,000   ENSERCH Corporation                                                   91,875
  19,500   Exxon Corporation                                                  1,184,625
   8,100   Kerr McGee Corporation                                               372,600
   2,800   Mobil Corporation                                                    235,900
   1,000   Occidental Petroleum Corporation                                      19,250
   5,500   Pennzoil Company                                                     242,687
   2,000   Phillips Petroleum Company                                            65,500
   1,000   Plains Petroleum Company                                              23,500
  18,500   Questar Corporation                                                  508,750
  12,000   Schlumberger, Ltd.                                                   604,500
  24,800   Southwestern Energy Corporation                                      368,900
   9,800   Sun Company, Inc.                                                    281,750
   3,500   Texaco, Inc.                                                         209,563
   5,000   USX-Marathon Group                                                    81,875
   5,900   Union Pacific Corporation                                            269,187
                                                                            -----------
                                                                              5,911,187
GAS UTILITIES 6.5%*
   6,500   Equitable Resources, Inc.                                            176,313
  65,000   MCN Corporation                                                    1,178,125
  44,400   National Fuel Gas Company                                          1,132,200
                                                                            -----------
                                                                              2,486,638

OTHER UTILITIES 1.0%*
  14,000   American Water Works Company, Inc.                                   378,000

PETROLEUM 0.1%*
   2,000   Oryx Energy Company +                                                 23,750

TELECOMMUNICATIONS 43.3%*
  53,000   AT&T Corporation                                                   2,663,250
   8,000   AirTouch Communications +                                            233,000
 103,000   Ameritech Corporation                                              4,158,625
  59,000   Bell Atlantic Corporation                                          2,935,250
  87,000   GTE Corporation                                                    2,642,625
  10,000   MCI Communications Corporation                                       183,750
  73,000   Southwestern Bell Corporation                                      2,947,375
   9,000   Sprint Corporation                                                   248,625
  12,000   US WEST Communications, Inc.                                         427,500
                                                                            -----------
                                                                             16,440,000
                                                                            -----------
           Total United States                                               35,420,550

FOREIGN 2.7%*
CANADA 2.1%*
ENERGY RELATED
  24,000   Imperial Oil, Ltd. (USD)                                             792,000

UNITED KINGDOM 0.6%*
ENERGY RELATED
   3,520   Shell Transport & Trading ADR (USD)                                  230,120
                                                                            -----------
           Total Foreign                                                      1,022,120
                                                                            -----------
           Total Common Stocks (Cost $38,469,956)                            36,442,670

CASH EQUIVALENTS 2.1%*
COMMERCIAL PAPER
INTEREST BEARING, DUE UPON DEMAND
$    100   Eli Lilly & Company, 5.55%                                               100
 105,100   General Mills, Inc., 5.73%                                           105,100
 638,300   Southwestern Bell Telephone Company, 5.71%                           638,300
  40,900   Wisconsin Electric Power Company, 5.77%                               40,900
                                                                            -----------
           Total Cash Equivalents (Cost $784,400)                               784,400
                                                                            -----------
           TOTAL INVESTMENTS IN SECURITIES
                 (COST $39,254,356) 98.1%*                                   37,227,070
           Other Assets & Liabilities, Net 1.9%*                                717,028
                                                                            -----------
           NET ASSETS 100.0%*                                               $37,944,098
                                                                            ===========





                                        See notes to financial statements.

STRONG TOTAL RETURN FUND

   SHARES OR                                                                    VALUE
PRINCIPAL AMOUNT                                                              (NOTE 2)
- - ----------------------------------------------------------------------------------------
COMMON STOCKS 75.3%*
UNITED STATES 72.0%*
AUTOMOTIVE RELATED 1.4%*
  150,000  Exide Corporation                                                 $ 8,437,500

BUSINESS SERVICES 2.5%*
 150,000   Alco Standard Corporation                                           9,412,500
  90,000   Career Horizons Corporation +                                       1,462,500
  65,000   Gartner Group, Inc. +                                               2,535,000
  71,000   Manpower, Inc.                                                      1,996,875
                                                                             -----------
                                                                              15,406,875

CHEMICALS 2.0%*
  110,000  Great Lakes Chemical Corporation                                    6,270,000
  440,000  Methanex Corporation +                                              5,720,000
                                                                             -----------
                                                                              11,990,000
COMMUNICATIONS, LODGING & ENTERTAINMENT 1.6%*
  78,000   The Walt Disney Company                                             3,597,750
 150,000   Viacom International, Inc. +                                        6,093,750
                                                                             -----------
                                                                               9,691,500
COMPUTERS & SOFTWARE 9.4%*
  250,000  Cisco Systems, Inc. +                                               8,781,250
  100,000  Computer Sciences Corporation +                                     5,100,000
  160,000  Digital Equipment Corporation +                                     5,320,000
  260,000  EMC Communications Corporation +                                    5,622,500
  160,000  Informix Corporation +                                              5,140,000
   80,000  International Business Machines Corporation                         5,880,000
  105,000  Microsoft Corporation +                                             6,418,125
   70,000  MicroTouch Systems, Inc. +                                          3,150,000
   65,000  Network Peripherals, Inc. +                                         1,771,250
   75,000  Silicon Graphics, Inc. +                                            2,315,625
  140,000  StrataCom, Inc. +                                                   4,900,000
   50,000  3Com Corporation +                                                  2,578,125
                                                                             -----------
                                                                              59,976,875
CONSUMER RELATED PRODUCTS 2.5%*
  60,000   The Gillette Company                                                4,485,000
  220,000  Harley-Davidson, Inc.                                               6,160,000
  75,000   The Procter & Gamble Company                                        4,650,000
                                                                             -----------
                                                                              15,295,000
ELECTRIC & GAS UTILITIES 1.8%*
  200,000  The Detroit Edison Company                                          5,225,000
  250,000  UNICOM Corporation                                                  6,000,000
                                                                             -----------
                                                                              11,225,000
ELECTRICAL & ELECTRONICS 5.3%*
  125,000  Amphenol Corporation +                                              3,000,000
  100,000  Atmel Corporation +                                                 3,350,000
  60,000   Hewlett-Packard Company                                             5,992,500
  50,000   Intel Corporation                                                   3,193,750
  125,000  International Rectifier Corporation +                               3,031,250
  37,700   Kent Electronics Corporation
            (Acquired 8/13/93; Cost $735,150)(r) +                             1,493,863
  75,000   LSI Logic Corporation +                                             3,028,125
  80,000   Microchip Technology, Inc. +                                        2,200,000
  50,000   Ultratech Stepper, Inc. +                                           1,900,000
  80,000   Xilinx, Inc. +                                                      4,740,000
                                                                             -----------
                                                                              31,929,488
ENERGY RELATED 2.6%*
  120,000  Amoco Corporation                                                   7,095,000
  100,000  Mobil Corporation                                                   8,425,000
                                                                             -----------
                                                                              15,520,000
FINANCIAL SERVICES 1.4%*
  135,000  Green Tree Financial Corporation                                  $ 4,100,625
  175,000  MBNA Corporation                                                    4,090,625
                                                                             -----------
                                                                               8,191,250

FOOD, BEVERAGE & TOBACCO 2.8%*
  240,000  Archer Daniels Midland Company                                      4,950,000
  150,000  The Coca-Cola Company                                               7,725,000
   80,000  Philip Morris Companies, Inc.                                       4,600,000
                                                                             -----------
                                                                              17,275,000

FOREST & PAPER PRODUCTS 1.3%*
  110,000  Scott Paper Company                                                 7,603,750

INDUSTRIAL 0.9%*
  270,000  Federal Signal Corporation                                          5,501,250

INSURANCE & INSURANCE RELATED 2.5%*
  120,000  AMBAC, Inc.                                                         4,470,000
  230,000  MGIC Investment Corporation                                         7,618,750
  100,000  Vesta Insurance Group, Inc.                                         2,850,000
                                                                             -----------
                                                                              14,938,750

MANUFACTURING 2.4%*
  125,000  General Electric Company                                            6,375,000
  300,000  Pall Corporation                                                    5,625,000
   73,800  Stewart & Stevenson Services, Inc.                                  2,546,100
                                                                             -----------
                                                                              14,546,100

MEDICAL SERVICES 2.3%*
  270,000  Humana, Inc. +                                                      6,108,750
  100,000  Medaphis Corporation +                                              4,650,000
  125,000  Vencor, Inc. +                                                      3,484,375
                                                                             -----------
                                                                              14,243,125

MEDICAL SUPPLIES 4.1%*
  100,000  Abbott Laboratories                                                 3,262,500
   90,000  Cardinal Health, Inc.                                               4,173,750
  130,000  Johnson & Johnson                                                   7,117,500
  150,000  Medtronic, Inc.                                                     8,343,750
   60,000  Stryker Corporation                                                 2,205,000
                                                                             -----------
                                                                              25,102,500

METALS & MINING 1.0%*
  270,000  American Barricks Resources Corporation                             6,007,500

OFFICE EQUIPMENT 0.9%*
  55,000   Xerox Corporation                                                   5,445,000

PHARMACEUTICALS 6.1%*
  100,000  American Home Products Corporation                                  6,275,000
  360,665  Biovail Corporation International +                                 2,975,486
  300,000  Circa Pharmaceuticals, Inc. +                                       5,362,500
  200,000  Merck & Company, Inc.                                               7,625,000
   50,000  Pfizer, Inc.                                                        3,862,500
  150,000  R.P. Scherer Corporation +                                          6,806,250
   55,000  Warner-Lambert Company                                              4,235,000
                                                                             -----------
                                                                              37,141,736

RAILROADS 0.8%*
  125,000  Wisconsin Central Transportation Corporation +                      5,156,250

REAL ESTATE 0.8%*
  200,000  Omega Healthcare Investors, Inc.                                    4,825,000

                       See notes to financial statements.

   SHARES OR                                                                    VALUE
PRINCIPAL AMOUNT                                                              (NOTE 2)
- - ----------------------------------------------------------------------------------------
RETAIL 5.4%*
  170,000  Dollar General Corporation                                       $  5,100,000
   70,000  Ellett Brothers, Inc.                                               1,050,000
  130,000  Hollywood Entertainment Corporation +                               3,932,500
  125,000  Kohl's Corporation +                                                4,968,750
   75,000  Micro Warehouse, Inc. +                                             2,625,000
   80,000  OfficeMax, Inc. +                                                   2,120,000
  150,000  Safeway, Inc. +                                                     4,781,250
  220,000  Staples, Inc. +                                                     5,445,000
  122,400  Sunglass Hut International, Inc. +                                  2,815,200
                                                                            ------------
                                                                              32,837,700
STEEL 1.8%*
  200,000  Nucor Corporation                                                  11,100,000

TELECOMMUNICATIONS 7.5%*
  100,000  ALC Communications Corporation +                                    3,112,500
  220,000  Ameritech Corporation                                               8,882,500
  100,000  Andrew Corporation +                                                5,225,000
  112,000  DSC Communications Corporation +                                    4,018,000
  100,000  GTE Corporation                                                     3,037,500
  210,000  Motorola, Inc.                                                     12,153,750
  160,000  Tellabs, Inc. +                                                     8,920,000
                                                                            ------------
                                                                              45,349,250
TRANSPORTATION 0.7%*
  125,000  Landstar Systems, Inc. +                                            4,093,750

OTHER 0.2%*
  75,000   Equity Corporation International +                                    993,750
                                                                            ------------
           Total United States                                               436,823,899

FOREIGN 3.3%*
FINLAND 1.1%*
ELECTRICAL & ELECTRONICS
  90,000   Nokia Corporation ADR (USD) +                                       6,750,000

MEXICO 0.3%*
FOOD, BEVERAGE & TOBACCO
  130,000  Grupo Embotellador de Mexico S.A. de C.V.
            ADR (USD) +                                                        1,868,750

NETHERLANDS 0.8%*
PUBLISHING
  70,000   Wolters Kluwer NV ADR (USD)                                         5,179,461

UNITED KINGDOM 1.1%*
BUSINESS SERVICES
  300,000  Danka Business Systems PLC ADR (USD)                                6,487,500
                                                                            ------------
           Total Foreign                                                      20,285,711
                                                                            ------------
           Total Common Stocks (Cost $412,895,438)                           457,109,610

CONVERTIBLE PREFERRED STOCKS 2.9%*
  50,000   Ceridian Corporation 5.50% Convertible
            Preferred Stock                                                    3,150,000
  50,000   Citicorp Series 13 $5.375 Convertible
            Preferred Stock (Acquired 9/14/93 - 1/07/94;
            Cost $5,637,500) (r)                                               5,731,250
  49,000   Dell Computer Corporation Series A
            Convertible Preferred Stock (Acquired
            12/16/94, 12/20/94; Cost $8,054,590) (r)                           8,452,500
                                                                            ------------
           Total Convertible Preferred Stocks
            (Cost $16,608,278)                                                17,333,750

CORPORATE BONDS 2.2%*
$ 3,750,000  Auburn Hills Guaranteed Exchangeable
              Adjustable Rate Certificates, 12.375%,
              Due 5/01/20                                                   $  4,965,975
  5,000,000  News America Holdings, Inc. Senior Notes,
              12.00%, Due 12/15/01                                             5,569,055
  3,000,000  Time Warner, Inc. Discount Notes, Zero %,
              Due 8/15/02 (Putable at 100 on 8/15/95;
              Rate Reset Effective 8/1/95)                                     2,835,000
                                                                            ------------
             Total Corporate Bonds (Cost $14,135,397)                         13,370,030

CONVERTIBLE CORPORATE BONDS 4.4%*
4,000,000  First Financial Management Corporation Senior
            Convertible Debentures, 5.00%, Due 12/15/99                        4,150,000
3,000,000  General Instrument Corporation Junior
            Subordinated Convertible Notes, 5.00%,
            Due 6/15/00                                                        4,020,000
5,000,000  Home Depot, Inc. Convertible Subordinated
            Notes, 4.50%, Due 2/15/97                                          5,950,000
  860,000  LSI Logic Corporation Convertible Subordinated
            Notes, 5.50%, Due 3/15/01 (Acquired 12/15/94;
            Cost $1,560,470) (r)                                               1,466,300
2,500,000  Manpower, Inc. Convertible Subordinated
            Notes, 6.25%, Due 10/01/02 (Acquired
            8/02/94, 8/03/94; Cost $3,486,255) (r)                             3,862,500
1,694,000  Medaphis Corporation Convertible Subordinated
            Debentures, 6.50%, Due 1/01/00 (Acquired
            1/14/94 - 5/05/94; Cost $2,334,425) (r)                            2,833,215
8,000,000  Office Depot, Inc. Subordinated Liquid Yield
            Option Notes, Zero %, Due 11/01/08                                 4,300,000
                                                                             -----------
           Total Convertible Corporate Bonds
            (Cost $25,438,802)                                                26,582,015

UNITED STATES GOVERNMENT ISSUES 5.7%*
 5,000,000 United States Treasury Bonds, 7.50%,
             Due 11/15/24                                                      4,781,250
           United States Treasury Notes:
 2,000,000 7.125%, Due 10/15/98                                                1,958,750
 3,000,000 7.25%, Due 11/30/96                                                 2,977,500
 5,000,000 7.75%, Due 11/30/99                                                 4,982,810
18,950,000 8.875%, Due 11/15/98                                               19,601,406
                                                                            ------------
           Total United States Government Issues
             (Cost $34,321,966)                                               34,301,716

CASH EQUIVALENTS 6.7%*
COMMERCIAL PAPER 6.5%*
DISCOUNTED 6.2%*
1,700,000  Pennsylvania Power & Light Company
            Due 1/04/95                                                        1,699,714
20,800,000 Renaissance Energy Company
            Due 1/03/95                                                       20,800,000
15,000,000 Textron, Inc.
            Due 1/05/95                                                       14,994,834
                                                                            ------------
                                                                              37,494,548



                       See notes to financial statements.

SCHEDULE OF INVESTMENTS IN SECURITIES

   SHARES OR                                                                    VALUE
PRINCIPAL AMOUNT                                                              (NOTE 2)
- - ---------------------------------------------------------------------------------------
INTEREST BEARING, DUE UPON DEMAND 0.3%*
$     200  BarclaysAmericanCorp., 5.80%                                    $        200
  227,300  Eli Lilly & Company, 5.55%                                           227,300
  272,600  General Mills, Inc., 5.73%                                           272,600
   79,800  Pitney Bowes Credit Corporation, 5.73%                                79,800
  454,900  Sara Lee Corporation, 5.71%                                          454,900
  584,400  Southwestern Bell Telephone Company, 5.71%                           584,400
  351,400  Wisconsin Electric Power Company, 5.77%                              351,400
                                                                           ------------
                                                                              1,970,600
                                                                           ------------
           Total Commercial Paper                                            39,465,148

UNITED STATES GOVERNMENT ISSUES 0.2%*
1,470,000  United States Treasury Bills, Due 2/23/95                          1,458,400
                                                                           ------------
           Total Cash Equivalents (Cost $40,923,548)                         40,923,548
                                                                           ------------
           TOTAL INVESTMENTS IN SECURITIES
              (COST $544,323,429) 97.2%*                                    589,620,669
           Other Assets and Liabilities, Net 2.8%*                           17,192,843
                                                                           ------------
           NET ASSETS 100.0%*                                              $606,813,512
                                                                           ============

    *    Percentages are calculated as a percentage of net assets.
(USD)    U.S. Dollar-denominated.
  (r)    Restricted security.
    +    Non-income producing.


                       See notes to financial statements.

STATEMENTS OF OPERATIONS

For the Year Ended December 31, 1994

                                                                                       (In Thousands)

                                                                       STRONG           STRONG AMERICAN         STRONG
                                                               ASSET ALLOCATION FUND    UTILITIES FUND     TOTAL RETURN FUND
                                                               ---------------------    --------------     -----------------
INCOME:
   Dividends                                                         $ 2,007                 $1,646            $ 9,735
   Interest                                                           10,852                    183              4,319
                                                                    --------                -------           --------
   Total Income                                                       12,859                  1,829             14,054

EXPENSES:
   Investment Advisory Fees                                            2,092                    264              4,999
   Custodian Fees                                                         56                     18                 96
   Shareholder Servicing Costs                                           594                    135              1,617
   Professional Fees                                                      44                     27                 48
   Reports to Shareholders                                               327                     63                576
   Federal and State Registration Fees                                    48                     54                 56
   Other                                                                  17                     11                 40
                                                                    --------                -------           --------
   Total Expenses before Waivers and Absorptions                       3,178                    572              7,432
   Voluntary Expense Waivers and Absorptions by Advisor                   --                   (407)                --
                                                                    --------                -------           --------
   Expenses, Net                                                       3,178                    165              7,432
                                                                    --------                -------           --------
NET INVESTMENT INCOME                                                  9,681                  1,664              6,622

REALIZED AND UNREALIZED GAIN (LOSS):
   Net Realized Gain (Loss) on:
      Investments                                                     (1,168)                (2,007)             4,102
      Futures Contracts and Options                                       --                     --               (187)
      Foreign Currencies                                                  11                     --                 --
   Change in Unrealized Appreciation/Depreciation on Investments     (12,535)                  (664)           (20,243)
                                                                    --------                -------           --------

NET LOSS                                                             (13,692)                (2,671)           (16,328)
                                                                    --------                -------           --------

NET DECREASE IN NET ASSETS RESULTING FROM OPERATIONS                ($ 4,011)               ($1,007)          ($ 9,706)
                                                                    ========                =======           ========

STATEMENTS OF ASSETS AND LIABILITIES

December 31, 1994
(In Thousands, Except Per Share Amounts)

                                                                     STRONG             STRONG AMERICAN         STRONG
                                                             ASSET ALLOCATION FUND      UTILITIES FUND     TOTAL RETURN FUND
                                                             ---------------------      --------------     -----------------
ASSETS:
   Investments in Securities, at Value (Cost of $248,156,
      $39,254 and $544,323, respectively)                          $247,259              $    37,227             $589,621
   Receivable from Brokers for Securities Sold                          527                      808               17,294
   Dividends and Interest Receivable                                  2,078                      207                3,235
   Other Assets                                                          27                       27                   31
                                                                   --------              -----------             --------
   Total Assets                                                     249,891                   38,269              610,181

LIABILITIES:
   Payable to Brokers for Securities Purchased                          881                      235                2,744
   Accrued Operating Expenses and Other Liabilities                     363                       90                  623
                                                                   --------              -----------             --------
   Total Liabilities                                                  1,244                      325                3,367
                                                                   --------              -----------             --------
NET ASSETS                                                         $248,647              $    37,944             $606,814
                                                                   ========              ===========             ========

Capital Shares
   Authorized                                                       300,000               10,000,000             300,000
   Outstanding                                                       13,879                    4,010              25,685

NET ASSET VALUE PER SHARE                                          $  17.91              $      9.46           $   23.62
                                                                   ========              ===========           =========

                       See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

For the Years Ended December 31, 1994 and 1993

                                                                                       (In Thousands)

                                                                           STRONG                        STRONG AMERICAN
                                                                    ASSET ALLOCATION FUND                UTILITIES FUND
                                                                   ------------------------         ----------------------
OPERATIONS:                                                          1994            1993             1994          1993*
                                                                     ----            ----             ----          ----
   Net Investment Income                                          $  9,681        $  9,608         $  1,664      $    532
   Net Realized Gain (Loss)                                         (1,157)         15,308           (2,007)          143
   Change in Unrealized Appreciation/Depreciation                  (12,535)          5,564             (664)       (1,363)
                                                                  --------        --------         --------      --------
   Increase (Decrease) in Net Assets Resulting from Operations      (4,011)         30,480           (1,007)         (688)

CAPITAL SHARE TRANSACTIONS                                          10,200          40,541            8,157        33,841

DISTRIBUTIONS:
   From Net Investment Income                                       (9,681)         (9,608)          (1,663)         (532)
   In Excess of Net Investment Income                                  (33)             --               --            (2)
   From Net Realized Gains                                              --         (15,342)              --          (143)
   In Excess of Net Realized Gains                                  (2,267)             --               --          (119)
                                                                  --------        --------         --------      --------

TOTAL INCREASE (DECREASE) IN NET ASSETS                             (5,792)         46,071            5,487        32,357

NET ASSETS:
   Beginning of Period                                             254,439         208,368           32,457           100
                                                                  --------        --------         --------      --------
   End of Period                                                  $248,647        $254,439         $ 37,944      $ 32,457
                                                                  ========        ========         ========      ========

                                                                           STRONG
                                                                     TOTAL RETURN FUND
                                                                  -------------------------
OPERATIONS:                                                         1994            1993
                                                                    ----            ----
   Net Investment Income                                           $  6,622        $  8,327
   Net Realized Gain                                                  3,915          80,612
   Change in Unrealized Appreciation/Depreciation                   (20,243)         25,975
                                                                   --------        --------
   Increase (Decrease) in Net Assets Resulting from Operations       (9,706)        114,914

CAPITAL SHARE TRANSACTIONS                                           (4,929)        (62,726)

DISTRIBUTIONS:
   From Net Investment Income                                        (6,696)         (8,372)
   In Excess of Net Investment Income                                (2,204)             --
   In Excess of Net Realized Gains                                       --          (1,340)
                                                                   --------        --------

TOTAL INCREASE (DECREASE) IN NET ASSETS                             (23,535)         42,476

NET ASSETS:
   Beginning of Year                                                630,349         587,873
                                                                   --------        --------
   End of Year                                                     $606,814        $630,349
                                                                   ========        ========

*For the Period July 1, 1993 (Inception) through December 31, 1993.

                       See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

December 31, 1994

1. ORGANIZATION
   The Strong Growth and Income Funds consist of Strong Asset Allocation Fund, Inc. (formerly Strong Investment Fund, Inc.), Strong American Utilities Fund, Inc. and Strong Total Return Fund, Inc. The Funds are separately incorporated, diversified and non-diversified, open-end management investment companies registered with the Securities and Exchange Commission under the Investment Company Act of 1940.

2. SIGNIFICANT ACCOUNTING POLICIES
   The following is a summary of significant accounting policies followed by the Funds in the preparation of their financial statements.

   (A) Security Valuation -- Investments in securities for which market quotations are readily available are valued at fair value as determined by a pricing service on the basis of the average of the most recent bid and asked prices in the principal market (closing sales prices if the principal market is an exchange) in which such securities are normally traded. Securities for which quotations are not readily available are valued at fair value as determined in good faith under consistently applied procedures established by and under the general supervision of the Directors of the Funds. Debt securities which are purchased within 60 days of their stated maturity are valued at amortized cost, which approximates current value.

       Strong Total Return Fund owns certain investment securities which are restricted as to resale. These securities are valued by the Fund after giving due consideration to pertinent factors including recent private sales, market conditions and the issuer's financial performance. Where future disposition of these securities requires registration under the Securities Act of 1933, the Fund has the right to include its securities in such registration, generally without cost to the Fund. Aggregate cost and fair value of these restricted securities held at December 31, 1994 were $21,808,390 and $23,839,628 respectively, representing 3.9% of net assets of the Fund.

   (B) Federal Income and Excise Taxes and Distributions to Shareholders -- It is the Funds' policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute substantially all of their taxable income to their shareholders in a manner which results in no tax cost to the Funds. Therefore, no Federal income or excise tax provision is required.

       The character of distributions made during the year from net investment income or net realized gains may differ from the characterization for federal income tax purposes due to differences in the recognition of income and expense items for financial statement and tax purposes.

   (C) Realized Gains and Losses on Investment Transactions -- The Funds determine the gain or loss realized on investment transactions by comparing the identified cost of the security lot sold with the net sales proceeds.

   (D) Futures -- The Funds may enter into futures contracts to provide protection against adverse movements in the prices of securities in the portfolio. Upon entering into a futures contract, the Funds pledge to the broker cash or U.S. Government securities equal to the minimum "initial margin" requirements of the exchange. Additionally, the Funds receive from or pay to the broker an amount of cash equal to the daily fluctuation in value of the contract. Such receipts or payments are known as "variation margin," and are recorded by the Funds as unrealized gains or losses. When the futures contract is closed, the Funds record a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

       The use of futures contracts involves, to varying degrees, elements of market risk in excess of the amount recognized in the statement of assets and liabilities. The predominant risk is that the movement in the price of the futures contract may not correlate perfectly with the movement in the prices of the assets being hedged. A lack of correlation could render the portfolio's hedging strategy unsuccessful and could result in a loss to the portfolio.

   (E) Options -- The Funds may engage in options transactions to hedge against expected declines of their portfolio securities. Premiums received by the Funds upon writing covered call options are recorded in each Fund's statement of assets and liabilities as an asset with a corresponding liability which is subsequently adjusted to the current market value of the option. When an option expires, is exercised, or is closed, each Fund realizes a gain or loss, and the liability is eliminated. Each Fund continues to bear the risk of a decline in the price of the underlying security during the period, although any potential loss during the period would be reduced by the amount of the option premium received.

       The Funds may also purchase stock index options for any purpose, write covered stock index options for hedging purposes, and enter into related closing transactions. A stock index option is generally similar to an option covering a specific security, except that delivery of cash rather than the underlying security is made.

       The use of written option contracts involves elements of market risk in excess of the amount recognized in the statement of assets and liabilities. The contract value represents a Fund's involvement in these financial instruments. When required, a Fund will set aside permissible liquid assets in a segregated account to secure its potential obligations under its options positions.

December 31, 1994

   (F) Foreign Currency Translation -- Investment securities and other assets and liabilities denominated in foreign currencies are converted to U.S. dollars based upon current exchange rates. Purchases and sales of foreign investment securities and income are converted to U.S. dollars based upon currency exchange rates prevailing on the respective dates of such transactions. The effect of changes in foreign exchange rates on realized and unrealized security gains or losses is reflected as a component of such gains or losses.

   (G) When-Issued Securities -- The Funds may purchase securities on a when-issued or delayed delivery basis. Although the payment and interest terms of these securities are established at the time the purchaser enters into the agreement, these securities may be delivered and paid for at a future date, generally within 45 days. The Funds record purchases of when-issued securities and reflect the values of such securities in determining net asset value in the same manner as other portfolio securities. The Funds segregate and maintain at all times cash, cash equivalents, or other high-quality liquid debt securities in an amount at least equal to the amount of outstanding commitments for when-issued securities.

   (H) Other -- Portfolio transactions are recorded on the trade date. Dividend income and distributions to shareholders are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

3. NET ASSETS
   Net assets as of December 31, 1994 were as follows (in thousands):

                                                                        STRONG ASSET     STRONG AMERICAN     STRONG TOTAL
                                                                      ALLOCATION FUND    UTILITIES FUND      RETURN FUND
                                                                      ---------------    --------------      -----------
   Capital Stock                                                          $252,310           $42,098           $607,211
   Undistributed Net Investment Income                                         (22)             --                 --
   Undistributed Net Realized Loss                                          (2,744)           (2,127)           (45,694)
   Net Unrealized Appreciation (Depreciation)                                 (897)           (2,027)            45,297
                                                                          --------           -------           --------
   Net Assets                                                             $248,647           $37,944           $606,814
                                                                          ========           =======           ========


4. CAPITAL SHARE TRANSACTIONS
   Transactions in shares of the Funds during 1994 and 1993 were as follows (in thousands):

                                                                                  1994                        1993
                                                                         ---------------------        ---------------------
                                                                         SHARES        DOLLARS        SHARES        DOLLARS
                                                                         ------        -------        ------        -------
   STRONG ASSET ALLOCATION FUND
   Shares Sold                                                           2,972        $ 55,431        3,094       $ 60,623
   Shares Issued in Reinvestment of Dividends                              634          11,547        1,262         24,147
   Shares Redeemed                                                      (3,077)        (56,778)      (2,276)       (44,229)
                                                                        ------        --------       ------       --------
   Net Increase                                                            529        $ 10,200        2,080       $ 40,541
                                                                        ======        ========       ======       ========

   STRONG AMERICAN UTILITIES FUND
   Shares Sold                                                           3,551        $ 34,838        3,670       $ 39,087
   Shares Issued in Reinvestment of Dividends                              148           1,414           70            716
   Shares Redeemed                                                      (2,874)        (28,095)        (565)        (5,962)
                                                                        ------        --------       ------       --------
   Net Increase                                                            825        $  8,157        3,175       $ 33,841
                                                                        ======        ========       ======       ========

   STRONG TOTAL RETURN FUND
   Shares Sold                                                           6,259        $150,873        4,622       $106,118
   Shares Issued in Reinvestment of Dividends                              365           8,656          419          9,430
   Shares Redeemed                                                      (6,880)       (164,458)      (8,245)      (178,274)
                                                                        ------        --------       ------       --------
   Net Decrease                                                           (256)      ($  4,929)      (3,204)     ($ 62,726)
                                                                        ======        ========       ======       ========

5. RELATED PARTY TRANSACTIONS
   Strong Capital Management, Inc. (the "Advisor"), with whom certain officers and a director of the Funds are affiliated, provides investment advisory services and shareholder recordkeeping and related services to the Funds. Investment advisory fees, which are established by terms of the Advisory Agreements, are based on annualized rates of .75% of the average daily net assets of Strong American Utilities Fund, and .85% of the first $35,000,000 and .80% of the average daily net assets in excess of that amount for Strong Asset Allocation Fund and Strong Total Return Fund. Advisory fees are subject to reimbursement by the Advisor if the Funds' operating expenses exceed certain levels. Shareholder recordkeeping and related service fees are based on contractually established rates for each open and closed shareholder account. In addition, the Advisor is compensated for certain other services related to costs incurred for reports to shareholders.

   Under a subadvisory agreement between the Advisor and W.H. Reaves & Co., Inc. (the "Subadvisor"), the Subadvisor, pursuant to the oversight and supervision of the Fund's Board of Directors and the Advisor, provides a continuous investment program for Strong American Utilities Fund. Under the subadvisory agreement, the Subadvisor is responsible for determining the securities to be purchased and sold by the Fund and for executing those transactions, except that the Advisor is responsible for managing the cash equivalents maintained by the Fund. The Subadvisor is compensated by the Advisor (not the Fund) under the terms provided in the subadvisory agreement. The Subadvisor bears all of its own expenses in providing subadvisory services to the Fund. In addition, the Subadvisor directly effects purchases and sales of securities for the Fund. In conjunction therewith, brokerage commissions paid by the Fund for the year ended December 31, 1994 were $136,188.

   Certain information regarding these transactions, excluding the effects of waivers and reimbursements, for the year ended December 31, 1994 is as follows (in thousands):

                                                                            STRONG ASSET    STRONG AMERICAN      STRONG
                                                                           ALLOCATION FUND  UTILITIES FUND  TOTAL RETURN FUND
   Payable to Advisor at December 31, 1994                                      $185              $54             $417
   Other Shareholder Servicing Expenses Paid to Advisor                           14                4               36
   Unaffiliated Directors' Fees                                                    4                2                9


   An affiliated company is a company in which a Fund has ownership of at least 5% of the voting securities. During the year, Strong Total Return Fund purchased 2,000 shares of Kentucky Electric Steel, Inc., an affiliate, at a cost of $24,500. Proceeds of $2,565,990 were received for sales of 257,000 shares, including shares purchased in prior years, resulting in losses of $518,510.

   During 1994, the Advisor settled an SEC administrative action involving security transactions between mutual funds managed by the Advisor. The SEC's order alleged that certain transactions involved did not fully comply with Rule 17a-7 under the Investment Company Act of 1940 that sets forth a number of detailed requirements for cross trades. As part of the settlement, the Advisor reimbursed Strong Total Return Fund $327,506 for pricing errors in effecting certain of these trades between 1987 and early 1990.

6. INVESTMENT TRANSACTIONS
   The aggregate purchases and sales of long-term securities during 1994 were as follows (in thousands):

                                                                            STRONG ASSET    STRONG AMERICAN      STRONG
                                                                           ALLOCATION FUND  UTILITIES FUND  TOTAL RETURN FUND
   Purchases:
      U.S. Government and Agency                                              $270,719          $  --          $   48,826
      Other                                                                    560,836           42,696         1,550,668
   Sales:
      U.S. Government and Agency                                               273,846            --               19,211
      Other                                                                    520,440           35,613         1,570,271

7.  INCOME TAX INFORMATION
    At December 31, 1994, the investment cost, gross unrealized appreciation and depreciation on investments and capital loss carryovers (expiring in varying amounts through 2002) for Federal income tax purposes were as follows (in thousands):

                                                                            STRONG ASSET    STRONG AMERICAN      STRONG
                                                                           ALLOCATION FUND  UTILITIES FUND  TOTAL RETURN FUND
   Aggregate Investment Cost                                                  $249,088          $39,419         $546,430
   Aggregate Unrealized:
      Appreciation                                                              $7,123             $324         $ 51,387
      Depreciation                                                              (8,952)          (2,516)          (8,196)
                                                                              --------          -------         --------
   Capital Loss Carryovers                                                    ($ 1,829)         ($2,192)        $ 43,191
                                                                              ========          =======         ========
                                                                              $  1,815          $ 1,977         $ 43,587
                                                                              ========          =======         ========


   For corporate shareholders in the Funds, the percentage of total "dividend" transactions shown on the year end account statement which are designated as qualifying for the dividends received deduction are: Strong Asset Allocation Fund 20.4%, Strong American Utilities Fund 94.1%, and Strong Total Return Fund 86.6%.

8. FOREIGN INVESTMENTS
   Investments in foreign markets can pose more risks than U.S. investments, and to the extent that each Fund invests in foreign securities, each Fund's share price is expected to be more volatile than that of a U.S.-only fund. The value of each Fund's foreign securities will fluctuate with changes in stock market conditions, currency values, interest rates, foreign government regulations, and economic and political conditions in countries in which each Fund invests. These risks are generally intensified for investments in emerging markets.

FINANCIAL HIGHLIGHTS

The following presents information relating to a share of capital stock of each of the Funds, outstanding for the entire period.

STRONG ASSET ALLOCATION FUND

                               1994     1993      1992      1991       1990
                               ----     ----      ----      ----       ----
NET ASSET VALUE,
BEGINNING OF PERIOD        $  19.06  $  18.49  $  19.68  $  17.50   $  18.41

INCOME FROM INVESTMENT
OPERATIONS
   Net Investment Income       0.70      0.82      0.87      0.94       1.12
   Net Realized and
     Unrealized Gains
       (Losses) on
         Investments          (0.99)     1.81     (0.25)     2.41      (0.65)
                            --------   ------   -------    ------    -------
TOTAL FROM INVESTMENT
  OPERATIONS                  (0.29)     2.63      0.62      3.35       0.47

LESS DISTRIBUTIONS
   From Net Investment
     Income                   (0.70)    (0.82)    (0.87)    (0.97)     (1.38)
   From Net Realized Gains       --     (1.24)    (0.94)    (0.20)        --
   In Excess of Net
     Realized Gains           (0.16)       --        --        --         --
   From Capital                  --        --        --        --         --
                            --------   ------   -------    ------    -------
TOTAL DISTRIBUTIONS           (0.86)    (2.06)    (1.81)    (1.17)     (1.38)
                            --------   ------   -------    ------    -------
NET ASSET VALUE, END
  OF PERIOD                $  17.91  $  19.06  $  18.49  $  19.68   $  17.50
                           ========  ========  ========  ========   ========
Total Return                 - 1.5%    +14.5%     +3.2%    +19.6%      +2.8%

Net Assets, End of Period
   (In Thousands)          $248,647  $254,439  $208,368  $214,951   $203,562
Ratio of Expenses to
  Average Net Assets           1.2%      1.2%      1.2%      1.3%       1.3%
Ratio of Net Investment
  Income to Average
    Net Assets                 3.8%      4.2%      4.4%      5.1%       6.1%
Portfolio Turnover
    Rate                     359.7%    348.3%    320.4%    418.4%     319.6%

STRONG AMERICAN UTILITIES FUND

                                                     1994         1993**
                                                     ----         ----
NET ASSET VALUE, BEGINNING OF PERIOD                $10.19       $10.00
INCOME FROM INVESTMENT OPERATIONS
   Net Investment Income                              0.46         0.18
   Net Realized and Unrealized Gains
      (Losses) on Investments                        (0.73)        0.27
                                                    ------      -------
TOTAL FROM INVESTMENT OPERATIONS                     (0.27)        0.45
LESS DISTRIBUTIONS
   From Net Investment Income                        (0.46)       (0.18)
   From Net Realized Gains                              --        (0.05)
   In Excess of Net Realized Gains                      --        (0.03)
                                                    ------      -------
TOTAL DISTRIBUTIONS                                  (0.46)       (0.26)
                                                    ------      -------
NET ASSET VALUE, END OF PERIOD                       $9.46       $10.19
                                                    =======     =======
Total Return                                        - 2.6%       + 4.5%
Net Assets, End of Period (In Thousands)           $37,944      $32,457
Ratio of Expenses to Average Net Assets               0.5%         0.0%*
Ratio of Expenses to Average Net Assets
   Without Waivers and Absorptions                    1.6%         1.4%*
Ratio of Net Investment Income to
  Average Net Assets                                  4.8%         5.6%*
Portfolio Turnover Rate                             105.4%       178.6%*

 * Calculated on an annualized basis.
** Inception date is July 1, 1993. Total return is not annualized.

FINANCIAL HIGHLIGHTS

The following presents information relating to a share of capital stock of each of the Funds, outstanding for the entire period.

STRONG ASSET ALLOCATION FUND

                               1989      1988     1987      1986      1985
                               ----      ----     ----      ----      ----
NET ASSET VALUE,
BEGINNING OF PERIOD         $  17.57  $  17.60  $  22.18  $  20.12  $  17.62

INCOME FROM INVESTMENT
OPERATIONS
   Net Investment Income        1.22      1.39      0.85      0.89      0.84
   Net Realized and
     Unrealized Gains
       (Losses) on
         Investments            0.73      0.19     (0.70)     2.54      2.45
                              ------    ------   -------    ------    ------
TOTAL FROM INVESTMENT
  OPERATIONS                    1.95      1.58      0.15      3.43      3.29

LESS DISTRIBUTIONS
   From Net Investment
     Income                    (0.97)    (1.38)    (1.78)    (0.95)    (0.75)
   From Net Realized Gains     (0.14)       --     (2.95)    (0.42)    (0.04)
   In Excess of Net
     Realized Gains               --        --        --        --        --
   From Capital                   --     (0.23)       --        --        --
                              ------    ------   -------    ------     ------
TOTAL DISTRIBUTIONS            (1.11)    (1.61)    (4.73)    (1.37)    (0.79)
                              ------    ------   -------    ------     ------
NET ASSET VALUE, END
  OF PERIOD                 $  18.41  $  17.57  $  17.60  $  22.18  $  20.12
                            ========  ========  ========  ========  ========
Total Return                  +11.2%     +9.2%    - 0.3%    +17.6%    +19.4%

Net Assets, End of Period
   (In Thousands)           $240,549  $256,089  $272,899  $339,405  $220,556
Ratio of Expenses to
  Average Net Assets            1.3%      1.2%      1.1%      1.1%      1.1%
Ratio of Net Investment
  Income to Average
    Net Assets                  6.6%      7.5%      4.2%      4.7%      5.4%
Portfolio Turnover
    Rate                      206.5%    426.2%    336.5%     80.4%    143.6%


 * Calculated on an annualized basis.
** Inception date is July 1, 1993. Total return is not annualized.

STRONG TOTAL RETURN FUND

                               1994     1993      1992       1991      1990
                               ----     ----      ----       ----      ----
NET ASSET VALUE,
BEGINNING OF PERIOD         $  24.30  $  20.17  $  20.24  $  15.34  $  17.72

INCOME FROM INVESTMENT
OPERATIONS
  Net Investment Income         0.25      0.33      0.18      0.22      0.95
  Net Realized and
   Unrealized Gains
    (Losses) on Investments    (0.59)     4.18     (0.08)     4.90     (2.19)
                            --------    ------    ------    ------   -------
TOTAL FROM INVESTMENT
OPERATIONS                     (0.34)     4.51      0.10      5.12     (1.24)

LESS DISTRIBUTIONS
  From Net Investment
    Income                     (0.26)    (0.33)    (0.17)    (0.22)    (1.14))
  In Excess of Net
    Investment Income          (0.08)       --        --        --        --
  From Net Realized Gains         --        --        --        --        -- )
  In Excess of Net
     Realized Gains               --     (0.05)       --        --        --
  From Capital                    --        --        --        --        --
                            --------    ------    ------    ------   -------
TOTAL DISTRIBUTIONS            (0.34)    (0.38)    (0.17)    (0.22)    (1.14))
                            --------    ------    ------    ------   -------

NET ASSET VALUE,
END OF PERIOD               $  23.62  $  24.30  $  20.17  $  20.24  $  15.34
                            ========  ========  ========  ========  ========
Total Return                  - 1.4%    +22.5%     +0.6%    +33.6%    - 7.1%

Net Assets,
 End of Period
 (In Thousands)             $606,814  $630,349  $587,873  $691,327  $646,579
Ratio of Expenses to
  Average Net Assets            1.2%      1.2%      1.3%      1.4%      1.4%
Ratio of Net Investment
  Income to Average
    Net Assets                  1.1%      1.4%      0.9%      1.3%      5.4%
Portfolio Turnover Rate       290.4%    271.3%    371.8%    426.4%    312.3%

STRONG TOTAL RETURN FUND

                                 1989       1988        1987      1986      1985
                                 ----       ----        ----      ----      ----
NET ASSET VALUE,
BEGINNING OF PERIOD         $    18.96  $    18.37   $  21.61  $  19.56   $ 16.35

INCOME FROM INVESTMENT
OPERATIONS
  Net Investment Income           1.55        1.95       0.97      0.66      0.59
  Net Realized and
   Unrealized Gains
    (Losses) on Investments      (0.97)       0.85       0.61      3.13      3.40
                              --------    --------   --------   -------    ------
TOTAL FROM INVESTMENT
OPERATIONS                        0.58        2.80       1.58      3.79      3.99

LESS DISTRIBUTIONS
  From Net Investment
    Income                       (1.31)      (1.96)     (1.65)    (0.70)    (0.58)
  In Excess of Net
    Investment Income               --          --         --        --        --
  From Net Realized Gains        (0.51)         --      (3.17)    (1.04)    (0.20)
  In Excess of Net
     Realized Gains                 --          --         --        --        --
  From Capital                      --       (0.25)        --        --        --
                              --------    --------   --------   -------    ------
TOTAL DISTRIBUTIONS              (1.82)      (2.21)     (4.82)    (1.74)    (0.78)
                              --------    --------   --------   -------    ------

NET ASSET VALUE,
END OF PERIOD               $   17.72   $    18.96   $  18.37  $  21.61   $ 19.56
                            =========   ==========   ========  ========   =======
Total Return                    +2.6%       +15.6%      +6.0%    +20.0%    +25.4%

Net Assets,
 End of Period
 (In Thousands)             $1,065,278  $1,005,192   $802,442  $518,760  $233,956
Ratio of Expenses to
  Average Net Assets              1.2%        1.2%       1.1%      1.1%      1.1%
Ratio of Net Investment
  Income to Average
    Net Assets                    7.7%       10.1%       5.2%      4.3%      5.0%
Portfolio Turnover Rate         305.3%      281.1%     224.4%    153.5%    304.6%

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of the Strong Growth and Income Funds

We have audited the accompanying statements of assets and liabilities of Strong Asset Allocation Fund, Inc., Strong American Utilities Fund, Inc. and Strong Total Return Fund, Inc. (collectively referred to herein as the "Strong Growth and Income Funds"), including the schedules of investments in securities, as of December 31, 1994, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended for the Strong Asset Allocation Fund, Inc. and the Strong Total Return Fund, Inc. and for the period from July 1, 1993 (inception) to December 31, 1993 and for the year ended December 31, 1994 for the Strong American Utilities Fund, Inc., and the financial highlights for each of the periods indicated. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1994 by correspondence with the custodians and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the Strong Growth and Income Funds as of December 31, 1994, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended for the Strong Asset Allocation Fund, Inc. and the Strong Total Return Fund, Inc. and for the period from July 1, 1993 (inception) to December 31, 1993 and for the year ended December 31, 1994 for the Strong American Utilities Fund, Inc., and the financial highlights for each of the periods indicated, in conformity with generally accepted accounting principles.

                                                       COOPERS & LYBRAND, L.L.P.

Milwaukee, Wisconsin
January 24, 1995

                            DIRECTORS OF THE FUND

                              Richard S. Strong
                               Marvin E. Nevins
                               Willie D. Davis


                             OFFICERS OF THE FUND

                              Richard S. Strong
                            Chairman of the Board

                                John Dragisic
                                Vice Chairman


                              Lawrence A. Totsky
                                Vice President

                               Thomas P. Lemke
                                Vice President

                               Ann E. Oglanian
                                  Secretary


                              Thomas M. Zoeller
                                  Treasurer


                              Investment Advisor
                       Strong Capital Management, Inc.
                  P.O. Box 2936, Milwaukee, Wisconsin 53201

                                  Subadvisor
                        Strong American Utilities Fund
                           W.H. Reaves & Co., Inc.
             30 Montgomery Street, Jersey City, New Jersey 07302

                                 Distributor
                       Strong Funds Distributors, Inc.
                  P.O. Box 2936, Milwaukee, Wisconsin 53201

                                  Custodian
                            Firstar Trust Company
                   P.O. Box 701, Milwaukee, Wisconsin 53201

                 Transfer Agent and Dividend-Disbursing Agent
                       Strong Capital Management, Inc.
                  P.O. Box 2936, Milwaukee, Wisconsin 53201

                                   Auditors
                          Coopers & Lybrand, L.L.P.
            411 East Wisconsin Avenue, Milwaukee, Wisconsin 53202

                                Legal Counsel
                             Godfrey & Kahn, S.C.
              780 North Water Street, Milwaukee, Wisconsin 53202


                                Ticker Symbols
                   STAAX - The Strong Asset Allocation Fund
                  SAMUX - The Strong American Utilities Fund
                     STRFX - The Strong Total Return Fund

                   FOR LITERATURE AND INFORMATION REQUESTS,
                             CALL 1-800-368-1030.


                      TO DISCUSS AN EXISTING ACCOUNT OR
                            CONDUCT A TRANSACTION,
                             CALL 1-800-368-3863.


      This report must be preceded or accompanied by the prospectus for the Strong Growth and Income Funds.








                                 [STRONG LOGO]
                        STRONG FUNDS DISTRIBUTORS, INC.
                                 P.O. Box 2936
                           Milwaukee, Wisconsin 53201